NORTH BAY RESOURCES INC
2120 Bethel Road
Lansdale, PA 19446

November 12, 2014

VIA EDGAR TRANSMISSION

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC 20549

RE: Form S-1
Request for Withdrawal of Registration Statement
Filed on October 14, 2014
Commission File No. 333-199289

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, North Bay Resources Inc., a Delaware corporation ("the Company") hereby requests the withdrawal of its Registration Statement on Form S-1, filed on October 14, 2014 (File No. 333-199289) together with all exhibits thereto, (collectively, the "Registration Statement"), effective as of the date hereof or at the earliest practicable date hereafter. The Registration Statement has not become effective.

North Bay Resources Inc.

By: /s/ Perry Leopold
Perry Leopold
Chief Executive Officer